Anghami Inc.

16th Floor, Al-Khatem Tower, WeWork Hub71

Abu Dhabi Global Market Square, Al Maryah Island

Abu Dhabi, United Arab Emirates

November 22, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Laura Veator, Stephen Krikorian, Matthew Crispino, and Jan Woo

Re:	Anghami Inc.
Amendment No. 1 to Draft Registration Statement on Form F-4
Filed October 28, 2021
File No. 333-260234

Ladies and Gentlemen:

On behalf of Anghami Inc. (the “Company”), we submit via EDGAR for review by the Securities and Exchange Commission (the “Commission”) the accompanying Amendment No. 2 to the Registration Statement on Form F-4 (the “Registration Statement”). This Registration Statement reflects the Company’s responses to the comments received from the staff of the Commission (the “Staff”) contained in the Staff’s letter dated November 12, 2021 (the “Comment Letter”), the restatement of audited and unaudited financial statements of Vistas Media Acquisition Company Inc. to address the Staff’s recent communications with certain independent registered public accounting firms regarding the classification of the stockholders’ equity of a Special Purpose Acquisition Company as permanent equity, and certain other updated information.

The Staff’s comments as reflected in the Comment Letter are reproduced in bold type in this letter, and the corresponding responses of the Company are shown below each comment. All references to page numbers in the Company’s responses are to the page numbers in the Registration Statement.

Amendment No. 1 to Registration Statement filed on Form F-4

Unaudited Pro Forma Combined Financial Information

Unaudited Pro Forma Combined Statement of Comprehensive Income For the six months period ended June 30, 2021, page 92

1. Your disclosure on page 86 states that the pro forma combined statement of comprehensive income for the six months ended June 30, 2021 combines the historical statement of comprehensive income of Anghami for the six months ended June 30, 2021 and statement of operations of VMAC for the six months ended June 30, 2021, giving effect to the transactions as if they had occurred as of the earliest period presented. Please clarify why you include the adjustment noted in paragraph (E.i)(iv), relating to the excess of the fair value of the shares issued over the value of the net monetary assets acquired in the Proposed Transactions, in the pro forma combined statement of comprehensive income for the six months ended June 30, 2021. In this regard, it appears that the transaction is reflected as if it occurred on December 1, 2020 and this expense is recognized in the pro forma income statement for the year ended December 31, 2020.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure under the headings “Selected Unaudited Pro Forma Condensed Combined Financial Information,” “Unaudited Pro Forma Combined Financial Information” and “Unaudited Pro Forma Comparative Per Share Data” to present each of the unaudited pro forma combined statements of comprehensive income for the six months ended June 30, 2021 and the year ended December 31, 2020 as if the transaction had occurred on January 1, 2020. In connection with this change, the Company has also revised such pro forma disclosures to only present an unaudited pro forma combined statement of financial position as of June 30, 2021 in accordance with Rule 11-02(c)(1) of Regulation S-X.

November 22, 2021

Certain Unaudited Prospective Financial Information of Anghami, page 116

2. We note your revised disclosure on page 120 in response to prior comment 2. Please clarify your basis for your assumption that the amount of marketing spend you expect to make and the amount you expect to spend to acquire new Ad-Supported free services will result in the specific number of additional free users and paying subscribers that you assume in your projections.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on pages 116 and 117 of the Registration Statement to clarify its basis for its assumption that the Company’s marketing spend is forecast to drive growth in the number of Ad-Supported Free users and Premium Subscribers.

3. Clarify if the churn rates, Ad-Supported Free users-to-Premium subscriber conversion rates, and ARPU for Premium subscribers, used in your projections, are consistent with historical rates. If not, please explain the differences and your basis for the rates assumed.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has included new disclosure on pages 116 and 117 of the Registration Statement to discuss the basis for the rates assumed.

4. Clarify your basis for your assumption that Adjusted Advertising Revenue is 25% of Anghami’s Adjusted Subscription Revenue. Clarify if this is consistent with historical percentages. If not, please explain the difference and your basis for the percentage assumed.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company’s forecast that its Adjusted Advertising Revenue will be approximately 25% of its Adjusted Subscription Revenue is consistent with the Company’s historical operating and financial performance metrics used to prepare the unaudited prospective financial information contained in the Registration Statement, which averaged 25.3% during 2019 and 2020.

November 22, 2021

Consolidated Financial Statements Anghami Notes to Consolidated Financial Statements 10 Income Tax, page F-89

5. We note your response to prior comment 10. Please further clarify how your service agreements with Telco companies qualify as subsidiary, associate or joint venture arrangements, as required by paragraph 2 of IAS 12, and why it is appropriate to include these taxes in income taxes. Further, while we note that your response states that the withholding tax incurred on income generated from Telco partners is less than 2% of revenue and less than 3% of total assets, please clarify how you assessed the materiality of these taxes on gross profit and operating losses for the periods presented.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company does not consider the agreements with Telco partners qualify as subsidiary, associate or joint venture. The Company’s management has analyzed the requirements of IAS 12 in assessing whether the Withholding Taxes (“WHT”) paid on the net income generated through Telco partners qualifies as an income tax in nature (that is, a tax based on taxable profit that is paid to the tax authorities).

We have applied IAS 12, paragraph 5, which defines taxable profit as “the profit (loss) for a period, determined in accordance with the rules established by the taxation authorities.”

As confirmed in our previous response, Telco partners pay WHT on behalf of the Company and its subsidiaries based on the net income generated through those Telco partners in countries where the Company and its subsidiaries do not have an operating entity. The WHT rates and regulation are set by the tax authorities in these respective countries. The WHT is calculated and paid on the net income generated through the Telco partners, which represents the subscription revenue generated through revenue sharing agreements with Telco partners less the agency fees paid to those partners as part of these agreements.

Based on the foregoing, the Company’s management concluded that the WHT paid on the net income generated through Telco partners qualifies as income tax since the tax is paid on the net amount generated and should be presented within income tax expense in accordance with IAS 12 requirements.

The Company further advises the Staff that the key metric that the Company’s management and investors consider when assessing the materiality of information and extent of disclosures required in the Company’s financial statements is materiality in relation to the revenue of the Company. WHT paid by the Telco partners on behalf of the Company and its subsidiaries represents less than 2% of revenue, which the Company considers immaterial.

The Company has focused on the following key strategic metrics that drive revenue: (i) active users, (ii) Premium Subscribers, (iii) Conversion Rate and (iv) ARPU. Although we do evaluate the Gross Profit and Operating Losses, it is not the focus of the Company; rather, the Company’s focus is on the metrics described above because management believes they are indicators that support our objective to drive revenue growth.

With respect to the Staff’s comment, the Company advises the Staff that WHT paid by the Telco partners on behalf of the Company and its subsidiaries were 4.2% and 1.8% of the Company’s gross profit for the year ended December 31, 2020 and the six months ended June 30, 2021, respectively; and 13.6% and 1.48% of the Company’s operating losses for the year ended December 31, 2020 and the six months ended June 30, 2021, respectively.

*****

November 22, 2021

Please do not hesitate to contact our counsel, Blake Redwine of Norton Rose Fulbright US LLP, by telephone at (214) 855-7425 with any questions or comments regarding this correspondence.

Very Truly Yours

By:	/s/ Edgard Maroun
Name:	Edgard Maroun
Title:	Chief Executive Officer of Anghami, Inc.

cc:	Blake Redwine, Esq., Norton Rose Fulbright US LLP
Ayse Yuksel Mahfoud, Esq., Norton Rose Fulbright US LLP
David A. Sakowitz, Esq., Winston & Strawn LLP